SAMSON OIL & GAS LIMITED ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

Perth 18 November 2010 Denver 18 November 2010

Pursuant to ASX Listing Rule 3.13.2, Samson Oil & Gas Limited advises on the outcome of voting on the resolutions put to shareholders at the Annual General Meeting held on 18 November 2010.

Details of the voting in regard to the resolutions (together with the information required to be given by Section 251AA of the Corporations Act) was as follows:

Resolution 1 – Re - Election of Mr Keith Skipper as a Director
Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	122,083,942
Votes of proxies directed to vote against the resolution	:	2,170,538
Votes of proxies directed to abstain on the resolution	:	840,400
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 2 – Adoption of Remuneration Report
Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	108,415,047
Votes of proxies directed to vote against the resolution	:	6,874,161
Votes of proxies directed to abstain on the resolution	:	9,805,672
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 3 – Increase in Remuneration of Non-Executive Directors
Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	100,247,874
Votes of proxies directed to vote against the resolution	:	15,836,304
Votes of proxies directed to abstain on the resolution	:	9,010,702
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 4 – Issue of Options to Mr Neil MacLachlan
Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	70,872,631
Votes of proxies directed to vote against the resolution	:	46,450,597
Votes of proxies directed to abstain on the resolution	:	7,771,652
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 5 – Issue of Options to Mr Terence Barr
Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	74,407,691
Votes of proxies directed to vote against the resolution	:	44,545,717
Votes of proxies directed to abstain on the resolution	:	6,141,472
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 6 – Issue of Options to Dr Victor Rudenno
Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	72,939,411
Votes of proxies directed to vote against the resolution	:	46,018,597
Votes of proxies directed to abstain on the resolution	:	6,136,872
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 7 – Issue of Options to Mr Keith Skipper
Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	72,959,711
Votes of proxies directed to vote against the resolution	:	46,018,617
Votes of proxies directed to abstain on the resolution	:	6,116,552
Votes of proxies able to vote at the proxies' discretion	:	-

For and on behalf of the Board of Directors of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 332 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.20 per ADS on November 17th, 2010 the company has a current market capitalization of approximately US$116.05 million.  Correspondingly, based on the ASX closing price of A$0.063 on November 17th, 2010, the company has a current market capitalization of A$121.43 million.  The options have been valued at their closing price of A$0.05 on November 17th, 2010 and translated to US$ at the current exchange of 0.9763 for the purposes of inclusion in the US$ market capitalization calculation.

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm.